EXHIBIT 99.7

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	07	06	2007

Class of shares (ordinary or preference etc)	Ordinary

Number allotted	38,923

Nominal value of each share	25p

Amount (if any) paid or due on each share (including any share premium)	£7.43

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales or	DX 33050 Cardiff
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details	Shares and share class allotted
(list joint allottees as one shareholder)

Name(s)	Class of shares allotted	Number allotted
Apollo Nominees Limited	Ordinary	35,000

Address
UBS Limited 1 Finsbury Avenue London

UK postcode EC2M 2PP

Name(s) C A S Hornsby	Class of shares allotted	Number allotted
	Ordinary	3,923

Address
Route 620 Auburn PO Box 735 North Virginia 23128
UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ Charles Watters Charles Watters	Date 8 /6/ 2007
secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	A Drew, Wolseley plc Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange